UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 4, 2011

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 3 April 2011, entitled”Sale of Vodafone’s Stake in SFR to Vivendi”.

3 April 2011

SALE OF VODAFONE’S STAKE IN SFR TO VIVENDI

Vodafone1 announces an agreement to sell its entire 44% shareholding in SFR to Vivendi for a cash consideration of €7.75bn (£6.8bn2). Vodafone will also receive a final dividend from SFR of €200m (£176m) on completion of the transaction. In addition, Vodafone and SFR will enter into a Partner Market agreement which will maintain their commercial co-operation.

Vodafone’s shareholding in SFR contributed £573m to Vodafone’s adjusted operating profit in the financial year to 31 March 2010, and £284m in the six months to 30 September 2010.

£4bn (€4.5bn) of the net proceeds will be returned to shareholders by way of a share buy-back with the remainder of the proceeds used to reduce the Group’s net debt. The share buy-back will be carried out after the completion of the existing programme which is expected to be completed in June 2011.

Subject to customary competition authority and regulatory approvals, the transaction is expected to complete during the second calendar quarter of 2011. At 30 September 2010 the SFR investment had a carrying value of €4.9bn (£4.3bn) in Vodafone’s accounts. The transaction consideration represents an EV/EBITDA multiple of 6.7x CY10 EV/EBITDA3 and is expected to be neutral to free cash flow per share following completion of the share buy-back.

Commenting on the transaction, Vittorio Colao, Chief Executive of Vodafone said:

“Our Board remains committed to realising maximum value from our non-controlled assets. The sale of our stake in SFR, at an attractive multiple, represents a significant further step in the execution of this strategy. In addition, we have secured a valuable partnership agreement in France which will allow us to continue to deliver compelling cross-border services to both consumer and enterprise customers across the major markets of western Europe.

“By returning £4bn to our shareholders, we are increasing our current buy-back programme to £6.8bn in total, equivalent to over 7% of Vodafone’s current market capitalisation.”

- ends -

Important information

This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s agreement to sell its shareholding in SFR, the anticipated return and use of the net proceeds of sale and its service offerings in Europe. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Other Information – Forward-Looking Statements” in Vodafone Group Plc’s Half-Year Financial Report for the six months ending 30 September 2010, and “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2010. The Half-Year Financial Report and the Annual Report can be found on the Vodafone’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this press release will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 359 million customers in its controlled and jointly controlled markets as at 31 December 2010. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Vivendi

Vivendi, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications. The company provides digital and pay television services, sells music compact discs (CDs), develops and distributes interactive entertainment, and operates mobile and fixed-line telecommunications. www.vivendi.com

About SFR

Société Française du Radiotéléphone (SFR) is a telecommunication company. The company designs, builds and operates telephone systems for fixed and mobile phones, designs, builds, commercializes, and operates any system, equipment, services or networks in relation to voice and data transmission in France. SFR also operates fixed and fibre-to-the-home network and systems.

www.sfr.fr

Notes

1 The seller is Vodafone S.A., a wholly-owned subsidiary of the Vodafone Group

2 At an exchange rate of £:€ 1.13

3 Based on Vodafone accounting policies which fully expense subscriber acquisition costs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 4, 2011	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary